Dundon Capital Acquisition Corporation

2100 Ross Avenue, Suite 800

Dallas, Texas  75201

December 18, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C.  20549

Application for Withdrawal of Registration Statement on Form S-1
Re:                             Dundon Capital Acquisition Corporation

File No.  333-207908

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Dundon Capital Acquisition Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-207908), together with all amendments and exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Commission on November 9, 2015.

The Registration Statement was filed in connection with a proposed initial public offering by the Company of its units, consisting of shares of common stock and warrants to purchase common stock, which the Company has determined not to pursue at this time.  The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities have been or will be issued or sold pursuant thereto.  Therefore, withdrawal of the  Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible.  Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Dundon Capital Acquisition

Securities and Exchange Commission

December 18, 2017

Corporation, 2100 Ross Avenue, Suite 800, Dallas, Texas 75201, with a copy to the Company’s counsel, Wachtell, Lipton, Rosen & Katz, Attention:  Jacob A. Kling, 51 West 52nd Street, New York, New York 10019 or by email at JAKling@wlrk.com.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Jacob A. Kling at (212) 403-1003 or JAKling@wlrk.com.  Thank you for your attention to this matter.

Sincerely,

Dundon Capital Acquisition Corporation

/s/ Thomas G. Dundon

Name:	Thomas G. Dundon
Title:	Chairman, Chief Executive Officer and President